UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to §240.13d-2

Under the Securities Exchange Act of 1934

Petmed Express, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

716382106

(CUSIP Number)

April 17, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716382106	SCHEDULE 13G	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nina Capital Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,550,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,550,000

9.	Aggregate Amount Owned by Each Reporting Person 1,550,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 7.52%*
12.	Type of Reporting Person (See Instructions) CO

*	Based on 20,600,652 shares of Common Stock, $.001 par value per share, at August 7, 2024, as reported on the Issuer’s Form 10-Q as filed with the SEC on August 7, 2024.

CUSIP No. 716382106	SCHEDULE 13G	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moises Tache Galante
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,078,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,078,000(1)

9.	Aggregate Amount Owned by Each Reporting Person 2,078,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 10.08%*
12.	Type of Reporting Person (See Instructions) IN

1)	Includes (i) 1,550,000 shares of Common Stock held by Nina Capital Holdings, and (ii) 528,000 shares of Common Stock held jointly by Moises Tache Galante and his spouse, Stephannie Matz Zyman.

*	Based on 20,600,652 shares of Common Stock, $.001 par value per share, at August 7, 2024, as reported on the Issuer’s Form 10-Q as filed with the SEC on August 7, 2024.

CUSIP No. 716382106	SCHEDULE 13G	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephannie Matz Zyman
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 528,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 528,000(1)

9.	Aggregate Amount Owned by Each Reporting Person 528,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 2.56%*
12.	Type of Reporting Person (See Instructions) IN

1)	Shares of Common Stock held jointly by Moises Tache Galante and his spouse, Stephannie Matz Zyman.

*	Based on 20,600,652 shares of Common Stock, $.001 par value per share, at August 7, 2024, as reported on the Issuer’s Form 10-Q as filed with the SEC on August 7, 2024.

CUSIP No. 716382106	SCHEDULE 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer.

PetMed Express, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

420 South Congress Avenue,

Delray Beach, FL, 33445

Item 2(a).	Name of Person Filing.

Nina Capital Holdings, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

17301 Biscayne Blvd.

Apt 2205,

Aventura, FL 33160

Item 2(c).	Citizenship.

British Virgin Islands

Item 2(d).	Title of Class of Securities.

Common Stock, $.001 par value per share ("Common Stock")

Item 2(e).	CUSIP Number.

716382106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 716382106	SCHEDULE 13G	Page 6 of 9 Pages

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,078,000(1)

(b) Percent of class:

10.08%(2)

(c) Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

Such shares are held by the following entities in the respective amounts listed:

NCH: 0

Moises Tache Galante: 0

Stephannie Matz Zyman: 0

(ii)	Shared power to vote or to direct the vote:

Such shares are held by the following entities in the respective amounts listed:

NCH: 1,550,000

Moises Tache Galante: 2,078,000(1)

Stephannie Matz Zyman: 528,000

(iii)	Sole power to dispose or to direct the disposition of:

Such shares are held by the following entities in the respective amounts listed:

NCH: 0

Moises Tache Galante: 0

Stephannie Matz Zyman: 0

(iv)	Shared power to dispose or to direct the disposition of:

Such shares are held by the following entities in the respective amounts listed:

NCH: 1,550,000

Moises Tache Galante: 2,078,000(1)

Stephannie Matz Zyman: 528,000

(1)	Includes (i) 1,550,000 shares of Common Stock held by Nina Capital Holdings, and (ii) 528,000 shares of Common Stock held jointly by Moises Tache Galante and his spouse, Stephannie Matz Zyman.

(2)	Based on 20,600,652 Common Stock outstanding as of August 7, 2024.

CUSIP No. 716382106	SCHEDULE 13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached.

Item 9.	Notice of Dissolution of Groups.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 716382106	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2024

Nina Capital Holdings Inc.

By:	/s/ Moises Tache Galante
Name:	Moises Tache Galante
Title:	Director

CUSIP No. 716382106	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of PetMed Express, Inc. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 10, 2024

Nina Capital Holdings Inc.

By:	/s/ Moises Tache Galante
Name:	Moises Tache Galante
Title:	Director

By:	/s/ Moises Tache Galante
Name:	Moises Tache Galante

By:	/s/ Stephannie Matz Zyman
Name:	Stephannie Matz Zyman